Exhibit (a)(1)(N)
Stock Option Exchange Program
Get ready to make your decisions by reading the program overview and the four decision factors provided here.
Overview
Here’s a general overview of how the program will work:
•	You decide whether to exchange your eligible underwater stock options, on a grant-by-grant basis.

•	If you exchange, you will get fewer new options with a lower grant price.

•	The new options will vest 25% each year over four years, and they will expire seven years from the grant date.

•	The grant price of the new options will be set according to the price of Intel stock on Oct. 30, 2009* (the day the new stock options are granted).

•	Your new options will be posted to your UBS account within about 10 days from the grant date, and you will receive an email notice letting you know when they are in your stock account.

*     The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.
Decision Factors to Consider
There are four factors to consider before you are ready to make a decision to either exchange or to keep your eligible options. The financial impact of this decision is personal and will be realized over time, so it’s also important that you consider your personal financial goals and your career plans.
1.	Understand your current options: The first thing to consider is how many eligible options you have, the grant prices, and the expiration dates.
2.	Understand the new options: The second thing to consider is the new options. There is an exchange ratio for each grant, which determines how many current options you would need to exchange to get one new option. Consider how many new options you’ll get if you exchange, the grant price of your new options, and the new vesting and expiration.
3.	Make an assumption about Intel’s future stock price growth: The third thing to consider is your expectations for Intel’s stock price growth potential over the next several years. Do you think it will rise quickly, slowly, not at all, or decline?
4.	Compare the future value of your current and new options: The final thing for you to consider is which options will be more valuable over time, based on your belief about Intel’s future stock price growth.

If this all seems a bit complex, the My Option Exchange tool (available Sept. 28) can help you see how all of this information comes together if you use the tool to go through the four decision factors.
My Option Exchange Tool available Sept. 28
The My Option Exchange tool allows you to both model and make your decision in the tool. You can model different scenarios, which will help you determine if you want to exchange a particular grant. Because you can make a decision on each grant, it’s important that you register a decision even if you decide to keep your current options. If you do not register a decision in the tool, there will be no change to your current options.
Take a look at how the tool will help you with the four decision factors you need to consider.
1.	Your current options: On the main page of the tool, you’ll see each of your eligible grants. For each one, you’ll see the number of options, the grant price, the grant date, and the expiration date.
2.	The new options: The tool shows the exchange ratios for each of your eligible grants.
3.	Intel’s future stock price growth: The tool has a modeling feature that allows you to use different assumptions about Intel’s stock price growth. Because your decision needs to be made on each grant, the modeling is done by individual grant.
4.	Future value of your current and new options: The modeling feature also will show you the future value of your options, current or new, based on the future price of Intel stock. The graph will show you a “cross-over point.” It’s the point at which your current options would be worth more than the new options, when the greater value crosses over from the new options to the current options.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.
The Offer to Exchange document filed with the SEC has the official terms and conditions of the employee stock option exchange program. In the event there is a discrepancy in the information provided here, the Offer to Exchange document will govern.

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